SPITZER & FELDMAN P.C.
                               COUNSELLORS AT LAW

                                 405 PARK AENUE
                         NEW YORK, NEW YORK 10022-4405
                                 (212) 888-6680






                                 August 6, 2002



VIA EDGAR CORRESPONDENCE

United States Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC  20549-0305



                 Company Name:   Progressive Return Fund, Inc.
                 Form Type:      Form N-14
                 Filing Date:    August 5, 2002
                 File No.:       333-97665

Gentlemen:

           In connection with the above-captioned registration statement (the "Registration Statement"), and in accordance with your instruction, please be advised as follows:

           The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

                                Very truly yours,


                                                       /S/ RALPH W. BRADSHAW
                                                       -------------------------
                                                 Name:     Ralph W. Bradshaw
                                                 Title:    President




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